Exhibit 99.1

Following the US,

Cellect Receives Russian Patent

Covering any Device and Method Using Cellect’s Flagship Technology – the ApoGraft™

PATENT COVERS FIRST-IN-KIND DEVICES

FOR SIMPLE AND ROBUST STEM CELL SELECTION REPLACING HIGH-COST AND COMPLEX PROCESSES USED TODAY

Dr. Shai Yarkoni, CEO, commented,

“Russia is an multi-billion dollar market opportunity for Cellect’s technology licenses.”

Tel Aviv, Israel – June 14, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cells selection technology, announced today that further to the notices of allowance received from the US patent office, the Company has received further confirmation for grant of its patent by the Russian patent authorities (Application No. 2014138001) for a key composition of matter and method of use covering various devices using the ApoGraft for selection of Stem Cells.

Dr. Shai Yarkoni, CEO, commented, “Russia is an important market for us that we believe represents a multi-billion dollar market opportunity for Cellect’s technology licenses. This patent is a fundamental base for the future commercialization of our global business and with the US already covered, Russia is the major next country to address. We are aware of the vast stem cell treatment performed nowadays in Russia and therefore believe that our technology will be well-suited this fast-growing demand for stem cells. Cellect has seven families of patents and patent applications to protect its core assets for enabling stem cell regenerative medicine. With this patent, Cellect we believe that has the opportunity to diversify its pipeline and open up new commercialization routes for additional market segments.”

The device is designed to enable cell selection in a simplified setting by an off-the-shelf product - a solution that currently does not exist and that could potentially cover a wide range of unmet medical needs.

The devices covered by the patent are essentially containers (a bag, column, tube, bottle, vial, flask or bioreactor) comprised of a biocompatible material and a biologically active apoptosis-inducing ligand immobilized to a surface in the inner side of the container. The device is adapted to cell selection of apoptosis-sensitive cells. Specifically, the patent gives the company full protection against any devices that make use of apoptosis for cell selection. It also protects the method for using the device.

Such devices, enable selection for stem-cells and immune cells which support engraftment and negative selection for immune cells which induce graft versus host disease (GvHD) out of a heterogeneous cell population.

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", "APOPW", TASE: "APOP"). The Company has developed a breakthrough technology designed to select stem cells from any given tissue, a technology that aims to improve a variety of stem cell applications.

The Company’s technology is intended to provide pharma companies, medical research centers and hospitals with tools designed to rapidly select stem cells in quantity and quality that will enable stem-cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cell-related treatments in regenerative medicine. The Company’s current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss our expectation that a patent will be issued based on pending patent applications, our beliefs about the future integration of our technology into the production procedures of stem cell-based products, the scope of patent protection, the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444